UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On March 2, 2017, Medigus Ltd.’s board of directors has approved a change in the number of its ordinary shares represented by American depositary shares (“ADSs”), issued by the Bank of New York Mellon as depositary, from five ordinary shares per ADS (the “Old ADS Ratio”) to 50 ordinary shares per ADS (the “New ADS Ratio”). The New ADS Ratio will be effective prior to the commencement of trading on the NASDAQ Capital Market on Thursday, March 15, 2017.

The change in the ordinary shares ratio for the ADSs will have the same effect as a 1-for-10 reverse stock split of the ADSs. The ADSs will continue to trade on the NASDAQ Capital Market.

Holders of the Medigus’ ordinary shares, which are traded on The Tel Aviv Stock Exchange Ltd., are entirely unaffected by the new exchange ratio for ADSs.

No fractional ADSs will be issued. The depositary will attempt to sell any fractional ADSs and distribute the cash proceeds to the holders who would otherwise have received fractional ADSs. ADS holders with ADSs held in book-entry form or through a bank, broker or other nominee are not required to take any action and will see the impact of the change to the ADS ratio reflected in their accounts after March 15, 2017. Beneficial holders may contact their bank, broker or nominee for more information.

ADS holders as of the closing of the record date, February 20, 2017, will be entitled to participate and vote at Medigus’ Extraordinary General Meeting to be held on Monday, March 20, 2017, at 5:00 p.m. (Israel time), in accordance with the Old ADS Ratio.

This Form 6-K is incorporated by reference into Medigus’ Registration Statement on Form F-3 filed with the U.S. Securities and Exchange Commission on August 24, 2016 (Registration No. 333-213280) and its Registration Statement on Form S-8 filed with the U.S. Securities and Exchange Commission on September 9, 2015 (Registration No. 333-206803).

This Form 6-K may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the Medigus’ management and its knowledge of the relevant markets. Medigus has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this Form 6-K will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in its filings with the U.S. Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: March 13, 2017	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer